Exhibit 99.1

Chemomab Therapeutics Announces Year End and Fourth Quarter 2023 Financial Results
and Provides a Corporate Update

─Accelerated Phase 2 CM-101 PSC Trial Timeline with Topline 15-Week Data Now Planned for
Midyear 2024 and Topline Open Label Data Expected in Late 2024/Early 2025─

─Cash Runway Extended through End of First Quarter 2025 as a Result of Early Completion of
Phase 2 PSC Trial and Effective Financial Management

─2023 Achievements Position Chemomab for a Potentially Transformational 2024─

TEL AVIV, Israel, March 7, 2024 -- Chemomab Therapeutics, Ltd. (Nasdaq: CMMB), a clinical stage biotechnology company focused on the discovery and development of innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the full year and fourth quarter ended December 31, 2023, and provided a corporate update.

“In 2023 Chemomab achieved great progress, positioning the company for what we believe could be major catalysts in 2024 and early 2025,” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. “The superb work of our clinical and medical teams enabled us to complete patient enrollment in our Phase 2 primary sclerosing cholangitis (PSC) trial ahead of schedule and move up the topline readout to midyear 2024. Building on the positive data we have reported from our Phase 2a clinical trial in patients with liver fibrosis, we expect a successful readout would be a potential major catalyst for Chemomab, providing the first substantial clinical proof-of-concept for CM-101 and affording us the potential to advance to a registrational trial in consultation with the FDA, with an End-of-Phase 2 meeting possible later this year. We also look forward to a second readout from the trial’s open label extension, expected in late 2024 or early 2025, which we believe will provide additional clinical data on longer-term safety and activity, as well as another potential catalyst. Additionally, I am proud that our team has accomplished so much while maintaining tight fiscal discipline. As a result, we have been able to extend our cash runway until the end of the first quarter of 2025.“

Dr. Mor continued, “We started the year reporting positive safety and activity data from our Phase 2a trial in liver fibrosis patients, showing that CM-101 demonstrated consistent positive effects across a range of biomarkers associated with fibrosis and inflammation. Our multiple scientific presentations and publications during the year further confirmed the role of our CCL24 target in driving key fibro-inflammatory pathways and CM-101’s ability to interrupt these disease processes.”

Dr. Mor added, “We are collaborating with thought leaders and advocates who are working to build consensus around the use of non-invasive biomarker and imaging endpoints that will facilitate the conduct of late-stage PSC clinical trials. We are encouraged by the emerging view that these regulatory changes are both feasible and essential to advance new treatments for this  rare orphan disorder that currently lacks any FDA-approved therapies.”

Dr. Mor concluded, “The success of our Phase 2 PSC trial would be transformational for Chemomab, potentially allowing us to advance into a Phase 3 trial and to initiate additional clinical trials in other indications. We invite you to attend our upcoming webinar on Breaking New Ground: Expert Perspectives on Primary Sclerosing Cholangitis scheduled for April 10, 2024, and look forward to reporting on our further progress during the year.”

2023 and Recent Highlights:

•	In January, 2024, Chemomab reported publication of new proteomics research in the peer-reviewed journal Cells reinforcing the clinical potential of CM-101 in primary sclerosing cholangitis.

•	In January, 2024, Chemomab announced early completion of patient enrollment in the CM-101 Phase 2 PSC SPRING trial and moved up the expected topline data readout to midyear 2024.

•
In November, 2023, Chemomab presented new data at ACR Convergence 2023 further confirming that its CCL24 target is a major driver of the fibrotic and inflammatory processes underlying systemic sclerosis (SSc) and other fibro-inflammatory diseases.

•	In November, 2023, Chemomab announced that CM-101 had received FDA Fast Track designation for the treatment of PSC in adult patients.

•
In November, 2023, at AASLD's The Liver Meeting® 2023, Chemomab hosted several presentations. An oral presentation of new proteomic patient data highlighted the unique association of the company’s CCL24 target with key PSC pathways and provided further evidence that CM-101 ameliorates these damaging effects.

•
In June, 2023, Chemomab announced a new publication in the peer-reviewed journal JCI Insight demonstrating the key role of CCL24 in PSC and presenting data showing how CM-101 interrupts the fibro-inflammatory processes underlying the disease.

•	In June, 2023, at the 2023 EASL Congress, Chemomab hosted a late-breaking presentation reporting new positive data from its CM-101 Phase 2a liver fibrosis trial.

•
In June, 2023, Chemomab announced that Adi Mor, PhD, had been reappointed to the role of Chief Executive Officer. Sigal Fattal was reappointed as Chief Financial Officer. Nissim Darvish, MD, PhD, was appointed Chairman of the Board. The company also announced that it was implementing cost-reduction measures that extended its cash runway to the end of 2024.

•	In June, 2023, Chemomab presented patient data at the 2023 EULAR Congress showing that serum CCL24 levels can predict the vascular and fibrotic complications of systemic sclerosis.

•	In May, 2023, Chemomab presented data at the 2023 EASL Biliary Conference reinforcing the pro-inflammatory role of CCL24 in PSC and other cholestatic diseases.

•	In February, 2023, Chemomab received FDA IND clearance for a CM-101 Phase 2 trial in SSc patients. Chemomab has not yet initiated patient enrollment in this trial.

•
In January, 2023, Chemomab reported topline results from its Phase 2a Liver Fibrosis trial in NASH patients demonstrating that CM-101 met its primary endpoint of safety and tolerability and showed positive activity across multiple liver fibrosis biomarkers and physiologic assessments.

Full Year and Fourth Quarter 2023 Financial Highlights:

•	Cash Position: Cash, cash equivalents and short-term bank deposits were $19.9 million as of December 31, 2023 compared to $39.9 million as of December 31, 2022.

•
Research and Development (R&D) Expenses: R&D expenses were $3.1 million for the fourth quarter and $18.4 million for the full year ended December 31, 2023, compared to $5.9 million and $17.0 million for the respective periods in 2022. The decrease in R&D expenses in the fourth quarter of 2023 compared to the fourth quarter of 2022 figure primarily resulted from the early completion of patient enrollment in the company’s CM-101 Phase 2 PSC trial.

•
General and Administrative (G&A) Expenses: G&A expenses were $0.8 million for the fourth quarter and $7.1 million for the full year ended December 31, 2023, compared to $2.7 million and $11.6 million for the fourth quarter and full year in 2022. The decrease in G&A expenses reflected selected reductions in headcount, and reductions in share-based payments and recruitment costs.

•
Net Loss: Net loss was $3.4 million, or a net loss of $0.01 per basic and diluted Ordinary Share, for the fourth quarter and $24.2 million, or a net loss of $0.10 per basic and diluted Ordinary Share for the year ended December 31, 2023, compared to a net loss of $8.3 million, or a net loss of $0.04 per basic and diluted share, for the fourth quarter of 2022 and $27.6 million, or a net loss of $0.12 per basic and diluted Ordinary Share, for the full year ended December 31, 2022.

The weighted average number of Ordinary Shares outstanding, basic and diluted was 234,998,859 (equal to 11,749,943 ADSs) for the year ended December 31, 2023, and 227,589,288 (equal to 11,379,464 ADSs) for the year ended December 31, 2022, respectively.

For further details on the company’s financial results for the year ended December 31, 2023, please refer to the company’s annual report on Form 20-F, which will be filed with the SEC later this month.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique and pivotal role of CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a monoclonal antibody that neutralizes CCL24 activity. In clinical  and preclinical studies, CM-101 appears safe, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from three clinical trials of CM-101 in patients, including a Phase 2a liver fibrosis trial in NASH patients and an investigator-initiated study in patients with severe lung injury. A Phase 2 trial in primary sclerosing cholangitis has completed patient enrollment, with topline data expected midyear 2024. Chemomab’s CM-101 program for the treatment of systemic sclerosis is Phase 2-ready. For more information about Chemomab, visit chemomab.com.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the clinical development pathway for CM-101; the expectation that Chemomab will report topline data from the PSC clinical trial by mid-year 2024; the length, duration and impact of the war in Israel on Chemomab’s business and operations; the future operations of Chemomab and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of Chemomab; the development and commercial potential and potential benefits of any product candidates of Chemomab; and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon Chemomab's current expectations. Forward-looking statements involve risks and uncertainties. Because such statements deal with future events and are based on Chemomab's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Chemomab could differ materially from those described in or implied by the statements in this presentation, including those found under the caption "Risk Factors" and elsewhere in Chemomab's filings and reports with the SEC. Chemomab expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Chemomab's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

Contacts:

Media and Investors:
Barbara Lindheim
Consulting Vice President, Investor & Public Relations, Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com

Consolidated Balance Sheets as of

In USD thousands (except share and per share amounts)

	December 31,	December 31,
	2023	2022
Assets	Unaudited	Audited

Current assets
Cash and cash equivalents	9,292	13,519
Short-term bank deposit	10,492	26,374
Restricted cash	76	77
Other receivables and prepaid expenses	1,037	1,766

Total current assets	20,897	41,736

Non-current assets
Long-term prepaid expenses	559	733
Property and equipment, net	303	367
Operating lease right-of-use assets	392	227

Total non-current assets	1,254	1,327

Total assets	22,151	43,063

Current liabilities
Trade payables	516	1,688
Accrued expenses	3,423	3,378
Employee and related expenses	825	1,560
Operating lease liabilities	76	123

Total current liabilities	4,840	6,749
Non-current liabilities
Non-current operating lease liabilities	316	91
Total non-current liabilities	316	91

Commitments and contingent liabilities

Total liabilities	5,156	6,840

Shareholders' equity (*)
Ordinary Shares no par value - Authorized: 650,000,000 Ordinary Shares as of December 31, 2023 and 2022;
Issued and outstanding: 284,094,700 Ordinary shares at December 31, 2023 and 232,636,700 Ordinary shares at December 31, 2022	-	-
Treasury share at cost (11,640,460 shares as of December 31, 2022)	-	(1,218)
Additional paid-in capital	105,675	101,260
Accumulated deficit	(88,680)	(63,819)

Total shareholders’ equity	16,995	36,223

Total liabilities and shareholders’ equity	21,151	43,063

 (*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Consolidated Statements of Operations

In USD thousands (except share and per share amounts)

	Three months	Three months	Year	Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Audited

Operating expenses

Research and development	3,097	5,895	18,381	16,977

General and administrative	751	2,747	7,078	11,556

Total operating expenses	3,848	8,642	25,459	28,533

Financing income, net	(431)	(380)	(1,238)	(353)

Loss before taxes	3,417	8,262	24,221	28,180

Taxes on income (Benefit)	-	10	-	(534)

Net loss	3,417	8,272	24,221	27,646

Basic and diluted loss per Ordinary Share*	0.013	0.036	0.103	0.121

Weighted average number of Ordinary Shares outstanding, basic, and diluted*	260,274,470	230,966,824	234,998,859	227,589,288

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares